UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month(s) of August, 2000.

BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 000-29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F
            ----                         ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     X             No
       ----                ----

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.

Exhibits

Exhibit 1 - August 17/00 Form 27 Material Change Report
Exhibit 2 - August 21/00 Canadian Venture Exchange letter c/w Form 4K, 4L and Stock Option Agreement
Exhibit 3 - August 30/00 Form 20 Report of Exempt Distribution
Exhibit 4 - August 30/00 Form 27 Material Change Report
Exhibit 5 - August 31/00 Canadian Venture Exchange letter c/w Transaction Summary Form, June 14/00 Letter of Agreement with EuroGas GmbH Austria and June 23/00 Termination & Transfer Agreement with EuroGas Inc.

-----------------------------------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belmont Resources Inc.
(Registrant)

Date    October 3, 2000


By   /s/ GARY MUSIL
(Signature)
Gary Musil, Secretary/Director

Exhibit 1

                                    FORM 27
                                 SECURITIES ACT
               MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1.   REPORTING ISSUER
          Belmont Resources Inc. (the "Company")
          1180 - 666 Burrard Street
          Vancouver, BC V6C 2X8

ITEM 2.   DATE OF MATERIAL CHANGE
          August 17, 2000

ITEM 3.   PRESS RELEASE
          Issued August 17, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          Director/Officer incentive stock options have been granted as to 900,000 shares at $0.32 for a period of two years.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          Subject to regulatory approvals, Director/Officer incentive stock options have been granted as to 900,000 shares at $0.32 for a period of two years. The options granted cannot be exercised until CDNX approval has been obtained.

ITEM 6.   RELIANCE ON SECTION 67(2) OF THE ACT
          This report is not being filed on a confidential basis.

ITEM 7.   OMITTED INFORMATION
          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.   DIRECTOR/SENIOR OFFICER
          Contact:   Gary Musil, Secretary
          Telephone:   (604) 683-6648

ITEM 9.   STATEMENT OF SENIOR OFFICER/DIRECTOR
          The foregoing accurately discloses the material change referred to herein.


                                                  /s/ GARY MUSIL
                                                  Gary Musil, Secretary/Director

DATED this 17th day of August, 2000.

Exhibit 2


BELMONT RESOURCES INC.
--------------------------------------------------------------------------------
                                                      #1180 - 666 Burrard Street
                                                         Vancouver, B.C. V6C 2X8
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                        E-Mail: gmusil@direct.ca
                                              Website: www.Belmont-Resources.com
August 21, 2000


Canadian Venture Exchange
Stock Exchange Tower
4th Floor - 609 Granville Street
Vancouver, BC
V7Y 1H1

Attention: Corporate Finance Services
-------------------------------------

Dear Sirs:

Re: Stock Options
-----------------

We request that the Canadian Venture Exchange approve the granting of 900,000 stock options at a price of $0.32 as announced in a news release issued by the Company on August 17, 2000.

In support of this application, we enclose the following documents:

1.   One Form 4K - Summary Form - Incentive Stock Options;

2.   One Form 4L- Declaration of Incentive Stock Options; and

3. A cheque for $642.00 payable to the Canadian Venture Exchange for filing fees.

If you have any questions regarding the abovementioned documents, please contact us at the above address.

Yours truly,



/s/ Gary Musil

Gary Musil
Secretary/Director


Enclosures

c.c.   Martin & Associates, Solicitors
       Securities & Exchange Commission, Wash. D.C. USA

Exhibit 2.1

                                 FORM 4L

                 DECLARATION OF INCENTIVE STOCK OPTIONS


Issuer: Belmont Resources Inc. (the "Issuer")
        ----------------------

SEDAR Project #:
                -------------------------------

This Declaration accompanies an application to the Exchange for acceptance for filing of Incentive Stock Options summarized in the Summary Form - Incentive Stock Options attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in Policy 2.6 - Inactive Issuers and Reactivation.

3.   The Filing is either in all respects in accordance with Exchange Policy
     4.4 - Director, Officer and Employee Stock Options, in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form

4. As of the date of grant there were no material changes in the affairs of the Issuer which were not been publicly disclosed.

4. The Issuer is not currently in default of its financial statement and fee filing requirements in the jurisdictions in which it is a reporting issuer.

5.   The information on the attached Summary Form - Incentive Options is true.


Dated this 17th day of August, 2000.
           -----       -------


                                          Gary Musil
                                          --------------------------------------
                                          Name of Director and/or Senior Officer




                                          /s/ Gary Musil
                                          --------------------------------------
                                          Signature

                                          Secretary/Director
                                          --------------------------------------
                                          Official Capacity

                                  FORM 4K
                  SUMMARY FORM - INCENTIVE STOCK OPTIONS



Re: Belmont Resources Inc. (the "Issuer")
    ----------------------

SEDAR Project #:
                ------------------------------------

1.   NEW OPTIONS PROPOSED FOR ACCEPTANCE

Date of Grant: August 17, 2000
               ---------------

================================================================================
Name of Optionee   Position    Insider?   No. of    Exercise  Expiry      No. of
                   (Director/   Yes or   Optioned     Price    Date      Options
                Senior Officer/  No       Shares                         Granted
                   Employee/                                              in the
                  Consultant                                             Past 12
                                                                          Months
--------------------------------------------------------------------------------
Peter P.H. John   Director        Yes     500,000    $0.32   2002,08,17      Nil
--------------------------------------------------------------------------------
Vojtech Agyagos   Director        Yes     200,000    $0.32   2002,08,17   75,000
--------------------------------------------------------------------------------
Gary Musil        Director        Yes      50,000    $0.32   2002,08,17  150,000
--------------------------------------------------------------------------------
Kenneth B.
Liebscher         Director        Yes      50,000    $0.32   2002,08,17  100,000
--------------------------------------------------------------------------------
Peter E. Serck    Director        Yes      50,000    $0.32   2002,08,17  100,000
--------------------------------------------------------------------------------
Jake Bottay       Director        Yes      50,000    $0.32   2002,02,18   75,000
================================================================================

Total Number of optioned shares proposed for acceptance: 900,000
                                 -------


2.   AMENDED OPTIONS PROPOSED FOR ACCEPTANCE

================================================================================
Name of Optionee   No. of      Amended     Original Date      New/Current Expiry
                  Optioned     Exercise      of Grant               Date
                   Shares       Price
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

================================================================================

3.   OTHER PRESENTLY OUTSTANDING OPTIONS:
     (excluding those included in item 2 above)

================================================================================
Name of Optionee       No. of Optioned   Exercise   Original Date    Expiry Date
                       Shares Remaining   Price       of Grant
--------------------------------------------------------------------------------
Vojtech Agyagos            75,000         $0.32     Sep 17, 1999    Sep 17, 2001
--------------------------------------------------------------------------------
Gary Musil                150,000         $0.32     Sep 17, 1999    Sep 17, 2001
--------------------------------------------------------------------------------
Nicolo Bellanca           425,000         $0.32     Sep 17, 1999    Sep 17, 2001
--------------------------------------------------------------------------------
Peter Serck               100,000         $0.32     Sep 17, 1999    Sep 17, 2001
--------------------------------------------------------------------------------
Kenneth Liebscher         100,000         $0.32     Sep 17, 1999    Sep 17, 2001
--------------------------------------------------------------------------------
Nimrod Investments Ltd.   200,000         $0.32     Jan 13, 2000    Jan 13, 2002
--------------------------------------------------------------------------------
Duster Capital Corp.       30,000         $0.32     Jan 13, 2000    Jan 13, 2002
--------------------------------------------------------------------------------
Jake Bottay                75,000         $0.50     Feb 18, 2000    Feb 18, 2002
================================================================================

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above: 2,055,000
                ---------

4.   ADDITIONAL INFORMATION

  (a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held. July 24, 2000
              -------------

  (b) If applicable, state the date of the news release announcing the grant of options: August 17, 2000
                    ---------------

  (c) State the total issued and outstanding share capital at the date of grant: 20,703,012
                ----------

  (d)   State, as a percentage of the issued shares of the Issuer indicated in
        (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 9.9%
                                       ----

  (e) Tier 2 Issuer: If the new options options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan Not applicable
                                 --------------

  (f) If the Issuer has completed a public distribution of its securities within 90 days of the date of the grant, state the per share price paid
        by the public investors:   Not applicable
                                   --------------

  (g) If the grant of options is not in complete accordance with Policy 4.4 - Director, Officer and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public. Not applicable
                                                          --------------

Exhibit 2.2

                             STOCK OPTION AGREEMENT

AGREEMENT made the date of execution hereof.

BETWEEN:

          BELMONT RESOURCES INC.
          1180 - 666 Burrard Street
          Vancouver, BC
          V6C 2X8

          (the "Optionor")

                                                               OF THE FIRST PART

AND:

          PETER P. H. JOHN, VOJTECH AGYAGOS, GARY MUSIL, KENNETH B. LIEBSCHER, PETER E. SERCK, AND JAKE BOTTAY

          (individually the "Optionee" or collectively the "Optionees")

                                                              OF THE SECOND PART

WHEREAS:

A. The Optionees hold the position of either director, officer or employee of the Optionor or a subsidiary of the Optionor; and

B. The Optionor wishes the Optionees to remain in such position so as to continue to receive the benefits of their services;

          NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, the Optionor hereby grants to the Optionee in respect of his position with the Optionor as herein after set out, an option to purchase shares in the capital of the Optionor upon the following terms and conditions:

1. The number of shares which may be purchased by the Optionee and the price at which such shares may be purchased as set out opposite his name below.

2.   The options shall terminate TWO (2) years after the date hereof.

3. An option may be exercised in whole or in part and from time to time by the Optionee giving notice in writing of the shares to be purchased and by paying to the Optionor at the address specified above the purchase price of the shares to be purchased in cash or by certified cheque or bank draft, provided that an option granted to an Optionee that is an insider of the Optionor may not be exercised prior to approval of such option by the shareholders of the Optionor.

4. On receipt of such notice and payment the Optionor shall issue fully paid shares therefor.

5.   No option may be sold or assigned.

6. Shareholder approval shall be obtained in respect of amendments to the Agreement if the option as originally constituted was approved by the shareholders or the Optionee is an insider of the Optionor at the time of the amendment.

7. Shareholder approval shall be obtained in respect of amendments to the agreement if the option as originally constituted was approved by the shareholders or if the optionee is an Insider of the Optionor at the time of the proposed amendment

8. (a) If an Optionee ceases to hold his position with the Optionor for any reason other than his death, this option will terminated thirty (30) days following the date of cessation.

     (b) If an Optionee dies prior to the termination of his option, the option shall terminate as provided in Clause 2 or one year after his death, whichever is earlier, and, until such termination, his personal representative shall have the same rights as the Optionee would have had but for his death.

9. If the Optionee is neither an officer nor a director of the Optionor nor an employee of a management company providing services to the Optionor, the Optionee hereby represents that he is an employee of the Optionor or a subsidiary thereof, and the Optionor hereby confirms such representation.

10. If the Optionee is neither an officer, director or employee of the Optionor, the Optionee hereby represents that he is an employee of a management company providing services to the Optionor and the Optionor hereby confirms that the management company provides services, other than investor relations services, to it.

11. If an option is granted to an insider of the Optionor, the parties acknowledge that the exercise of such option is subject to the approval of the shareholders of the Optionor.

12. The options hereby granted are subject to acceptance by the Canadian Venture Exchange.

13. If the shares of the Optionor are subdivided, consolidated or otherwise reorganized or subject to an amalgamation, the number and price of any of the shares not purchased shall be adjusted accordingly.

14. This Agreement may be executed in counterparts and all counterparts together shall form one original agreement.

15. This Agreement supersedes all previous agreements between the parties respecting director or employee incentive options, whether written or oral.

16. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and successors.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the 17th day of August 2000.


BELMONT RESOURCES INC.


Per:
     ------------------------------------------
     Authorized signing officer


                          No. of              Exercise
                          Shares              price per
Name of Optionee          Optioned            share            Signature



Peter P.H. John            500,000             $0.32
                                                          ----------------------

Vojtech Agyagos            200,000             $0.32
                                                          ----------------------

Gary Musil                  50,000             $0.32
                                                          ----------------------

Kenneth B. Liebscher        50,000             $0.32
                                                          ----------------------

Peter E. Serck              50,000             $0.32
                                                          ----------------------

Jake Bottay                 50,000             $0.32
                                                          ----------------------

Exhibit 3

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.



                                    FORM 20
                                    -------

                                 SECURITIES ACT

                          Report of Exempt Distribution
                          -----------------------------



Report of a distribution under Section 74(2)(1) to (5), (8) to (10), 11(i),
(14), (16)(i), (18), 19 or (23) to (26) of the Securities Act, R.S.B.C. 1996, c.
418 (the "Act"), or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg 194/97 (the "Rules"), or, if applicable, by an order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

           Belmont Resources Inc.
           1180 - 666 Burrard Street
           Vancouver, BC
           V6C 2X8

           Telephone: (604) 683-6648


2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Vancouver Stock Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

           The Issuer is an exchange issuer.


3.   Describe the type of security and the aggregate number distributed:

           Incentive stock options to purchase a total of 900,000 common shares in the capital of the Issuer. The options are exercisable on or before August 17, 2002 at the price of $0.32 per share.


4.   Date of the distribution(s) of the Security: August 25, 2000

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made:

           Section 74(2)(9) of the Act


6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

(a)

     Full name and Residential           Number of Securities
       Address of Purchasers                   Optioned           Purchase Price
       ---------------------                   --------           --------------
     Peter P.H. John                           500,000                   Nil
     Paseo de Zorilla
     47006 Valladolid
     Spain

     Vojtech Agyagos                           200,000                   Nil
     1365 Dempsey Road
     North Vancouver, BC
     V7K 1S7

     Gary Musil                                 50,000                   Nil
     3577 Marshall Street
     Vancouver, BC
     V5N 4S2

     Kenneth B. Liebscher                       50,000                   Nil
     3577B Marshall Street
     Vancouver, BC
     V5N 4S2

     Peter E. Serck                             50,000                   Nil
     35 Thorncliffe Park
     Toronto, ON
     M4H 1J3

     Jake Bottay                                50,000                   Nil
     #603 - 2180 Argyle Avenue
     West Vancouver, BC
     V7V 1A4

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

           No proceeds have been derived in British Columbia by the Issuer from the distribution.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

           No person is acting as agent in connection with the distribution. No compensation has been or will be paid to an agent in connection with the distribution.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

           Not applicable

10. If the distribution of the security was under section 128(h) of the Rules, state:

     (a) the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution; and

           Not applicable

     (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

           Not applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C. this 30th day of August, 2000.


                                         BELMONT RESOURCES INC.
                                         ---------------------------------------
                                         (Name of Issuer)


                                  per:   /s/ Gary Musil
                                         ---------------------------------------
                                         Signature

                                         Secretary/Director
                                         ---------------------------------------
                                         Official Capacity - Please Print

                                         Gary Musil
                                         ---------------------------------------
                                         (Please print here name of individual
                                         whose signature appears above, if
                                         different from issuer or agent printed
                                         above.)


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A
MISREPRESENTATION.

Exhibit 4

                                    FORM 27
                                SECURITIES ACT
             MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1.   REPORTING ISSUER

          Belmont Resources Inc. (the "Company")
          1180 - 666 Burrard Street
          Vancouver, BC
          V6C 2X8

ITEM 2.   DATE OF MATERIAL CHANGE

          August 30, 2000

ITEM 3.   PRESS RELEASE

          Issued August 30, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Further to our news release of June 29, 2000 the Company is pleased to report the following progress from its subsidiary Rozmin s.r.o.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Talc Project Update - Slovak Republic

          Further to our news release of June 29, 2000 the Company is pleased to report the following progress from its subsidiary Rozmin s.r.o.:

          The mine access portal site and woodland clearing for the waste disposal area should be completed by the State forestry department early next week. The underbrush clearing of the power line is finished and a request to the State electric company for reconnection has been submitted. Rozmin received seven bids from Slovakian mining contractors for the mine decline and additional workings at the surface. The elimination and short listing has been completed and two contractors have been recommended. The contract bid of 71,500,000 SK ($2.4 million Cdn.) has been approved and work in expected to commence in September. Further information on the project can be reviewed through out subsidiary website at www.rozmin.sk

          Word of the project is spreading throughout Europe and the Bureau of Mines of Slovak Republic is the latest to give full support to the project. The most important economic journal of Slovakia 'Hospodarske Noviny' gave the project a front page headline and write up on August 14th. In addition a request for project details has been received from Industrial Minerals magazine in the United Kingdom. A Company representative has also been invited by the Canadian Federal Minister for International Trade to join a trade mission to Hungary, Slovak and Czech Republics in mid September. This mission will provide the Company with the opportunity to strengthen relationships with the European governing bodies and enhance our overall visibility in the Central European market.


ITEM 6.   RELIANCE ON SECTION 67(2) OF THE ACT

          This report is not being filed on a confidential basis.

ITEM 7.   OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.   DIRECTOR/SENIOR OFFICER

          Contact:     Gary Musil, Secretary
          Telephone:   (604) 683-6648

ITEM 9.   STATEMENT OF SENIOR OFFICER/DIRECTOR

          The foregoing accurately discloses the material change referred to herein.


                                                  /s/ GARY MUSIL
                                                  Gary Musil, Secretary/Director

DATED this 30th day of August, 2000.

Exhibit 5




BELMONT RESOURCES INC.
--------------------------------------------------------------------------------
                                                      #1180 - 666 Burrard Street
                                                         Vancouver, B.C. V6C 2X8
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                        E-Mail: gmusil@direct.ca
                                              Website: www.Belmont-Resources.com

August 31, 2000


Canadian Venture Exchange
4th Floor, 609 Granville Street
Vancouver, B.C.
V7Y 1H1

Attn:   Corporate Finance Services
----------------------------------



Dear Sir or Madam:


Re:   Belmont Resources Inc. (the "Company")
      Termination and Transfer Agreement - Maseva Gas s.r.o.
------===---------------------------------------------------


In accordance with Canadian Venture Exchange Listing Policy 5.3, we hereby provide you with written notice of the following reviewable acquisition:

1.   The name of the listed company:

     Belmont Resources Inc.

2.   Statutory Exemption Being Relied Upon for Issuance of Shares:

     N/A

3.   Summary of Transaction:

     The Company has signed an agreement with EuroGas, Inc. and Eurogas Resources Inc. to repurchase 90% of the registered capital in Maseva Gas s.r.o., a private Slovak geological exploration company which controls the Kralovsky Chlmec oil/gas exploration territory in Eastern Slovak Republic.

4.   Finder's Fee:

     There is no finder's fee payable in relation to the proposed transaction.

5.   List of Documents Enclosed with Notice:

     (a)   Transaction Summary Form 5C;
     (b)   Copy of News Release dated July 18, 2000;
     (c)   Certified Copy of Minutes of Directors Meeting;
     (d)   Termination and Transfer Agreement dated June 23, 2000;
     (e) The Company's cheque in the amount of $321.00 (Inclusive of the applicable GST) made payable to the Canadian Venture Exchange representing the requisite filing fee in relation to this transaction.


Should you have any further questions or require additional information with respect to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,



/s/ Gary Musil


Gary Musil,
Secretary/Director


GM/rm


Enclosures



c.c.   - Martin & Associates - Attn: Paul Fang, Solicitor
       - Securities & Exchange Commission, Wash. D.C., USA

Exhibit 5.1

                                       FORM 5C
                              TRANSACTION SUMMARY FORM

Re:        Belmont Resources Inc.      (the "Issuer").
   ------------------------------------

SEDAR Project #:           283537      .
                -----------------------

The undersigned hereby certifies the following information:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2.     The transaction is fully disclosed in a news release dated  July 18, 2000
                                                                 ---------------

3. The asset/property to be acquired by the Issuer, including the location of the asset/property is as follows:

       The Issuer is acquiring 90% of the shares in Maseva Gas s.r.o. ("Maseva"). Maseva is a private Slovak geological exploration company which controls the Kralovsky Chlmec oil/gas exploration territory located in Eastern Slovak Republic.

4. The date, parties to and type of agreement (eg: sale or option) are as follows:

       (i) On June 23, 2000 the Issuer signed a Termination and Transfer Agreement with EuroGas, Inc. and its wholly owned subsidiary Eurogas Resources Inc. to repurchase 90% of the registered capital in Maseva Gas s.r.o.

5. The total share and/or cash consideration and required work commitments for the first year for the transaction are as follows:

       In exchange for the 90% interest, the Issuer agrees to advance EuroGas' portion of the development costs of placing the Gemerska Poloma talc deposit into production (see attached June 14, 2000 Letter of Agreement) up to $1 million USD. All financing shall be treated as a loan repayable at 9% interest.

6. The names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued are described as follows:

       -------------------------------------------------------------------------
          Name of Party                      Number and Type of Securities to be
      (If not an individual, name                          Issued
       all Insiders of the Party)
       -------------------------------------------------------------------------
              N/A                                          N/A
       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

================================================================================
FORM 5C                        TRANSACTION SUMMARY FORM                   Page 1

7.     The transaction is not a Related Party Transaction as defined in Policy
       1.1

8. If the other party to the transaction is not an individual, the names of all Insiders of the other party are as follows:

       EuroGas, Inc. is a reporting issuer in the United States, whose common shares are traded through the NASD - OTC - Bulletin Board Market under the symbol EUGS. The following information was extracted from EuroGas, Inc.'s Annual 10K filed April 17, 2000.

         Karl Arleth, President, CEO, Director and Interim Financial Officer Dr. Gregory Fontana, Director
         Andrew Andraczke, Director

       The Company does not have direct knowledge of the Insiders of EuroGas, Inc.

       Eurogas Resources Inc. is a British Columbia corporation, a wholly owned subsidiary of EuroGas, Inc.

9. If the transaction is an acquisition, the Issuer has taken reasonable steps to ensure that the vendor has good title.

10. There are no Material Changes relating to the Issuer which have not been publicly disclosed.

11. To the knowledge of the Issuer, at the time an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to the transaction.

12. The Minor Acquisitions, as defined in Policy 5.3 - Acquisitions and Dispositions of Non-Cash Assets, of the Issuer during the preceding 12 months are as follows:

      (i) The Issuer entered into an agreement with McCallan Oil & Gas GesmbH of Austria, a wholly owned subsidiary of Sierra International Group, Inc. dated December 13, 1999 to acquire a 25% interest in a 2478.9 square Km oil and gas exploration license located in north-eastern Slovakia. Approved February 8, 2000 by the Exchange - Submission #49834.

      (ii) The Issuer entered into an agreement with Montoro Resources Inc. on January 4, 2000 regarding the acquisition of 50% interest in a nickle/copper/PGE property in the Ungava Area of Northern Quebec. Approved February 15, 2000 by the Exchange - Submission #49927.

      (iii) The Issuer entered into an agreement with Dorfner Firmen gruppe (32.5%) and OSTU Industrie mineral Consult GmbH Co. Ltd. (24.5%) dated February 24, 2000 to acquire 57% share capital interest in Rozmin s.r.o. Approved April 3, 2000 by the Exchange - Submission #52097.

================================================================================
FORM 5C                        TRANSACTION SUMMARY FORM                   Page 2

13. If a finder's fee is to be paid, the particulars of such proposed fee are as follows (including name and address of the finder):
          Not applicable.

14. If applicable, state that the transaction is the acquisition of an interest in a property and that the property being acquired is contiguous to or otherwise related to any other asset acquired in the last 12 months.
          Not applicable.

15. The transaction has been approved by the directors of the Issuer and in the event of any conflict of interest, to the knowledge of the Issuer, any party in conflict has complied with applicable corporate law and Exchange Requirements.

       The transaction has been approved by the directors of the Issuer in accordance with corporate law and Exchange Requirements.

16.    If the transaction is a Related Party Transaction, as defined in Policy
       1.1 - Interpretation, disclose which directors declared a conflict of interest and abstained from voting at the directors meeting regarding this transaction.
          Not applicable.



Dated:          August 30, 2000
      ------------------------------------

       /s/ Gary Musil
------------------------------------------
Signature of authorized signatory


      Gary Musil
------------------------------------------
Print name of signatory

    Secretary/Director
------------------------------------------
Official capacity




================================================================================
FORM 5C                        TRANSACTION SUMMARY FORM                   Page 3

Exhibit 5.2

BELMONT RESOURCES INC.
--------------------------------------------------------------------------------
                                                      #1180 - 666 Burrard Street
                                                         Vancouver, B.C. V6C 2X8
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                        E-Mail: gmusil@direct.ca
                                              Website: www.Belmont-Resources.com

June 14, 2000


To:   EuroGas (UK) Limited and Eurogas, Inc.     Eurogas GmbH - Austria
      22, Upper Brook Street,                    Kartnerring 5-7/Top 3D,
      London, U.K.                               A-1015 Vienna, Austria
      W1Y 1PD

      Attention: Karl Arleth

Re: Waiver (the "Waiver") of Right of First Refusal by Belmont Resources Inc. ("Belmont") of shares in Rima Muran s.r.o. (the "Shares") held by Eurogas, Inc.

Further to the letter of June 6, 2000 from EuroGas (UK) Limited, the following is a Letter of Agreement setting out the conditions upon which Belmont will provide the Waiver of the collateralization of the Shares, which will be incorporated into documentation that will more fully delineate and formalize the terms outlined in this letter. Until the execution of these documents, the agreement formed by acceptance of this letter shall remain in full force and effect.

By execution of this letter and in consideration of $1.00 (the receipt and sufficiency of which is hereby acknowledged), the parties agree to the terms and conditions described as follows:

Belmont agrees to provide Eurogas GmbH - Austria and Eurogas, Inc. with the Waiver provided that:

1. EuroGas, Inc. agrees to transfer its 90% equity interest in Maseva Gas s.r.o. back to Belmont for the price of $1.00 free and clear of all encumbrances within 30 calendar days of the date of this letter; and

2. EuroGas, Inc. irrevocably hereby agrees to undertake within 30 calendar days of the date of this letter, to re-price the share purchase warrants held by Belmont for the purchase of 2.5 million EuroGas, Inc. shares at $2.50 per share, expiring in October 1999, to US$0.82 per shares and the expiry date to be extended to two years from the date of this letter.

3. Belmont further agrees to finance the payments due to Rozmin s.r.o. on behalf of Rima Muran s.r.o. and Eurogas GmbH up to and including the amount of $1 million USD for the purpose of bringing the Gemerska Poloma Talc deposit into production on the condition that;

         a. the financing shall be treated as a loan repayable at 9% interest, and

         b. Belmont shall attach the said shares in Rima Muran s.r.o., and register them as a second mortgage appearing behind FCDC in priority; and

         c. all funds advanced by Belmont on its own behalf to Rozmin s.r.o. and on the behalf of Eurogas GmbH - Austria to Rima Muran s.r.o. for development purposes shall be repaid in full to Belmont prior to the repayment of any other creditors; and

         d. after the property is in production, the parties shall revert to the original 57/43% split for the purposes of any future expenditures and profits.

4. EuroGas, Inc. may assign the Rima Muran shares within the EuroGas, Inc. organization and that any such assignee be bound by the terms of this letter, subject to EuroGas, Inc. obtaining the approval of Belmont Resources Inc. prior to such assignment.

In order to facilitate the foregoing, the parties agrees that each of the parties hereby covenants and agrees that at any time upon the request of the other party, do, execute, acknowledge and deliver all such further acts, deeds, assignments, transfers, conveyances and powers of attorney as may be required for the better carrying out and performance of all the terms of this letter. No modification or amendment to this letter may be made unless agreed to by the parties thereto in writing. Time is of the essence.

If the foregoing is acceptable, please confirm by providing your acknowledgment below.

Yours very truly,
Belmont Resources Inc.


/s/ Ken Liebscher

Per: Authorized Signatory
Ken Liebscher



Accepted and agreed this         day of June, 2000
                        ---------


EUROGAS, INC.                              EUROGAS GMBH - AUSTRIA



/s/ Karl Arleth                            /s/ Wolfgang Rauball
-------------------------------------      -------------------------------------
Per: Authorized Signatory                  Per: Authorized Signatory

Exhibit 5.3

                       TERMINATION AND TRANSFER AGREEMENT


THIS AGREEMENT made as of the  23rd  day of   June  , 2000.
                             --------      ---------


BETWEEN:

           EUROGAS, INC., a Utah Corporation.
           -------------

           (herein called the "EuroGas")

                                                               OF THE FIRST PART
AND:

           EUROGAS RESOURCES INC., a British Columbia Corporation.
           ----------------------

           (herein called the "EuroSub")

                                                              OF THE SECOND PART

AND:

           BELMONT RESOURCES INC., a British Columbia Corporation.
           ----------------------

           (herein called the "Belmont")

                                                               OF THE THIRD PART


W H E R E A S :

A. EuroGas, EuroSub and Belmont entered into an acquisition agreement dated October 9, 1998 (The "Acquisition Agreement") pursuant to which EuroGas, through its wholly owned subsidiary, EuroSub acquired 90% of the common shares of Maseva Gas s.r.o ("Maseva Gas") from Belmont.

2. Belmont and EuroSub entered into an agreement on transfer of ownership participation dated October 30, 1998. The transfer of Belmont's 90% interest in Maseva Gas to EuroSub;

3. EuroGas, Maseva Gas, and Belmont entered into a working interest agreement relating to the development of the exploration territory owned by Maseva Gas (the "Exploration Territory") and the assignment of the 221/2 % working interest in the Exploration Territory to Belmont; and

4. EuroGas (UK) Limited and EuroGas, EuroGas GmbH - Austria, and Belmont entered into a letter agreement dated June 14, 2000 whereby EuroGas agreed to transfer the 90% interest in Maseva Gas held by EuroSub back to Belmont.

NOW THEREFORE in consideration for $1.00 paid by Belmont to EuroGas and EuroSub, the parties hereto agree as follows:

1.    Transfer of Maseva Gas
      ----------------------

1.1 EuroSub hereby transfers its whole interest in Maseva Gas to Belmont on basis of which Belmont shall become the participant of Maseva Gas with ownership of 90% of Maseva Gas' registered capital.

1.2 In consideration for the transfer of the participation in Maseva Gas, Belmont shall pay to EuroGas Inc. $1.00.

2.    Working Interest Agreement
      --------------------------

2.1 The parties agree that, upon transfer of the participation interest in Maseva Gas back to Belmont, each of the parties rights, and obligations under the working interest agreement made between EuroGas Inc., Maseva Gas and Belmont Resources Inc. shall terminate.

3.    Warrants
      --------

3.1 Parties agree to amend the terms of the warrant granted by EuroGas Inc., to EuroGas Resources Inc., and the warrant granted by EuroGas Resources Inc. to Belmont, as follows:

      (a) The warrant granted by EuroSub to Belmont shall be canceled be of no further force and effect.

      (b) The warrant granted by EuroGas to EuroSub (the "Warrant") shall be amended such that the Warrant shall be deemed granted to Belmont, the exercise price of the Warrant shall be amended to $0.82 per share, and the Warrant shall have an expiry date of June 14, 2002. The Warrant shall be in a form attached hereto as Schedule "A". The Warrant shall be subject to the terms of the piggy back registration rights agreement dated October 26, between Eurogas, and EuroSub (the "Registration Rights Agreement").

      (c) The Registrations Rights Agreement shall be deemed to be amended by substituting Belmont as a party to that agreement in the place of EuroSub.

4.    Representations and Warranties of EuroGas and EuroSub.
      ------------------------------------------------------

4.1   EuroGas and EuroSub represent and warrant to Belmont that:

      (a) There are no contracts, agreements, leases or other commitments written or oral to which EuroGas, EuroSub or Maseva Gas are subject, or to which the Exploration Territory is a subject, which require the consent of the other party in order to consummate the transaction contemplated herein;

      (b) EuroGas, EuroSub and Maseva Gas has complied with all applicable statutes and regulations of any governmental agency with respect to the Exploration Territory. The Exploration Territory, including all rights under the terms of the decision governing the Exploration Territory, is in good standing and can be fully exploited by Maseva Gas;

      (c) Maseva Gas has acted in full compliance with all environmental laws in holding and the Exploration Territory is not subject to any environmental liabilities; and

      (d) No work has been carried out on the Exploration Territory by EuroGas, EuroSub or Maseva Gas since the date of the Acquisition Agreement.

5.    Further Acts.
      -------------

5.1 Each of the parties agrees to perform such further acts and execute such further documents as may be necessary to give effect to the transactions contemplated hereby.

6.    Execution in Counterpart.
      -------------------------

      This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same. This Agreement may be duly executed by way of facsimile signature, however, any party so executing by facsimile signature shall deliver original executed counterparts of this Agreement to each of the other parities to this Agreement.


IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first written above.


EUROGAS INC.


Per:  /s/ Karl R. Arleth
    Authorized Signatory

EUROGAS RESOURCES INC.


Per:  /s/ Karl R. Arleth
    Authorized Signatory



BELMONT RESOURCES INC.


Per: /s/ Gary Musil
    Authorized Signatory